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                              December 21, 2023

       Paul Frenkiel
       Chief Financial Officer
       The Bancorp, Inc.
       409 Silverside Road
       Wilmington, DE 19809

                                                        Re: The Bancorp, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 000-51018

       Dear Paul Frenkiel:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 1A. Risk Factors
       We derive a significant percentage of our deposits, total assets and . . .., page 38

   1. We note your disclosure that your top ten relationships accounted for $4.44 billion of deposits. Please
enhance future filings, in this section or elsewhere as appropriate, to provide additional
detail such as how such an amount is distributed within the top ten group for the periods
presented (e.g., 15% for the top client, etc.), whether the clients in this group have changed
from the prior period, and the extent of additional concentrations
                                                        (e.g., geography,
industry, or other relevant characteristics, as applicable).
       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 58

   2. We note your disclosure that the Federal Deposit Insurance Corporation issued a new regulation in December
2020 which resulted in the majority of your deposits being
                                                        reclassified from
brokered to non-brokered. In future filings, please quantify the amount of brokered deposits
for each of the periods presented or state that they are immaterial. In
 Paul Frenkiel
FirstName LastNamePaul   Frenkiel
The Bancorp,  Inc.
Comapany21,
December   NameThe
              2023 Bancorp, Inc.
December
Page 2    21, 2023 Page 2
FirstName LastName
         addition, to the extent that you experience material changes in your deposit mix or customers / customer base, provide additional quantitative and qualitative information in future filings, here or in a deposit disclosure section, explaining such changes and the related impact on your funding costs and liquidity, if any.
Deposits, page 79

3. We note your disclosure that your average rate paid on demand and interest checking accounts reflects fees paid to affinity groups based upon a rate index. We also note your disclosure on page 4 that certain fees increase as market interest rates increase, while other fee rates may be fixed. Please enhance disclosure in future filings to provide additional information regarding fees paid to affinity groups. This should include, but not be limited to:
             details regarding how such fees are determined, including any specific differences in how fixed and variable rates are determined and paid;
             the proportion of deposits with fixed versus variable rates; whether you use the same rate index for each affinity group;
             the extent to which rates could change and have changed based on volumes, product mix, or client mix; and
             quantification of how much of period-over-period average changes related to different factors (e.g., product mix, market rate changes, etc.).
4. We note your disclosures regarding deposits. In future filings, please revise to address the items below.
             Define and explain your short-term deposits, including additional context regarding how and from whom they are sourced.
             Clearly identify which items in your deposit table on page 79 are interest-bearing and non-interest-bearing amounts, and disaggregate demand deposit amounts related to affinity group fees from those related to interest-bearing checking accounts.
             Quantify and discuss your demand deposit composition and how it has changed over the periods presented, such as significant categories within your mix of prepaid card account types (e.g., salary, medical spending, etc.), any changes in this mix over time, and any notable trends specific to individual categories within this mix. In addition, to the extent that it applies, link changes in your deposit base to any resulting material changes in funding costs.
             Enhance your discussion, here or in another appropriate location, of the composition of your affinity relationships, such as industry, geographic, size, or other relevant characteristics, as well as whether and how that composition has changed over the periods presented.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul Frenkiel
The Bancorp, Inc.
December 21, 2023
Page 3

       Please contact Jee Yeon Ahn at 202-551-3673 or Cara Lubit at 202-551-5909 with any questions.



FirstName LastNamePaul Frenkiel                         Sincerely,
Comapany NameThe Bancorp, Inc.
                                                        Division of Corporation
Finance
December 21, 2023 Page 3                                Office of Finance
FirstName LastName